Exhibit 99.1

SANDSTORM GOLD PROVIDES PROJECT UPDATES

Vancouver, British Columbia — September 14, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to provide an update at various projects underlying the Company’s streams and royalties.

CERRO MORO DEVELOPMENT ON TRACK

The Cerro Moro project is a high grade gold and silver deposit in the Santa Cruz province of Argentina, currently in the development stage with first production planned for 2018. Yamana Gold Inc. (“Yamana”) has been carrying out a 2016 work program at Cerro Moro including the ramp-up of site construction activities, the continuation of detailed engineering, as well as the advancement of underground mining in order to gain a better understanding of in-situ mining conditions. Yamana’s planned expenditures for 2016 are expected to be approximately US$53 million, leaving US$224 million in total for 2017 and 2018, with the majority of the capital being spent in 2017. This development approach allows for further exploration drilling in order to increase the size of the Cerro Moro mineral resources, and to improve the current mineral resource categorization. The 2016 exploration program at Cerro Moro is expected to complete a total of approximately 16,000 metres of drilling and is focused on discovering a new high grade structure and expanding the current Indicated mineral resources.

Development progress at Cerro Moro is outlined below:

•	325 metres of underground development (of the 617 metres planned for 2016) were completed as of the end of the second quarter 2016;

•	the ramp-up of site construction is continuing with bulk earthworks completed during Q2 2016 and the concrete contractor having mobilized to site;

•	detailed engineering is 73% complete and is advancing to a planned 85% completion by the end of the 2016 year; and

•	procurement progress is tracking well, the upgrade of an existing mine truck facility is advanced, and the phase 2 construction camp installation as well as the tailings dam design have concluded.

For more information, visit the Yamana website at www.yamana.com and see the press release dated July 28, 2016.

Sandstorm has a silver stream agreement to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter for the life of the mine. Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

If Yamana’s progress at Cerro Moro does not continue as expected there is a silver stream backstop in place. Specifically, if by January 1, 2019 the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the “Commencement of Production”), then Yamana’s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production at Cerro Moro has begun. During the 24 month backstop, if applicable, Sandstorm will purchase an amount of silver equal to 16% of El Peñon’s silver production up to a maximum of 1.2 million ounces per annum at a price equal to 30% of the spot price per ounce of silver.

As part of the stream transaction between Yamana and the Company, Yamana was issued Sandstorm warrants exercisable upon certain capital expenditures being met at Cerro Moro. Yamana recently fulfilled these requirements.

YAMANA GOLD PROVIDES AN EXPLORATION UPDATE at CHAPADA AND GUALCAMAYO

Chapada

The Chapada mine, located in central Goias State, Brazil has been in operation since 2007 producing a gold and copper concentrate. To sustain and grow current production levels at Chapada (historically ranging between 105,000 to 150,000 ounces gold and 120 to 150 million pounds copper) Yamana has allocated a US$6.0 million exploration budget for 2016. The overall budget supports local mine infill and exploration drill programs along with district scale exploration work.

Yamana has completed 23,477 metres of drilling in 172 holes in the near mine exploration and core mine infill programs through the end of July, 2016. The near mine program focused on defining and expanding the Sucupira Mineral Resource immediately adjacent to the main Chapada pit, and the core mine infill program is concentrating on providing increased grade definition of the ore zones for selective mining purposes. Results have been encouraging from all programs.

At Sucupira, drilling has returned continuous gold and copper values along a strike length of 1,700 meters with drill hole intercept lengths of between 9 and 180 meters for the low grade halo and intercept lengths ranging from 6 to 38 metres for the high grade core. An example of Sucupira mineralization is represented by results from hole NM-184 which returned 111.2 metres of 0.26 g/t gold and 0.42% copper from 182 metres hole depth and a second interval of 24.6 metres of 0.39 g/t gold and 0.35% copper from 304 metres hole depth. Included in the interval beginning at 182 metres are higher grade intercepts of 6.26 metres of 0.60 g/t gold and 0.86% copper; 13.7 metres of 0.98 g/t gold and 1.05% copper. The second interval beginning at 304 metres includes a high grade core of 8.7 metres assaying 0.86 g/t gold and 0.64% copper.

Drill testing to explore for extensions of the Chapada ore body have shown positive results immediately beneath the current pit. Holes NM-159 intersected 53.17 metres of 0.16 g/t gold and 0.29% copper from 41.8 metre hole depth and hole NM-183 intersected 37.6 metres of 0.20 g/t gold and 0.24% copper, both immediately beneath the ultimate pit boundary. To put into context these compare to current head grades being processed at the Chapada mill in the order of 0.29 g/t gold and 0.32% copper. The Chapada deposit is open to the southeast and will be further tested in the second half of 2016.

For more information and complete drill results, visit the Yamana website at www.yamana.com and see the press release dated September 6, 2016.

Sandstorm has a copper stream agreement to purchase an amount of copper from Chapada, equal to 4.2% of the copper produced, up to a maximum of 3.9 million pounds annually, until Yamana has delivered to Sandstorm 39 million pounds of copper; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; and then 1.5% of the copper produced thereafter for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

Gualcamayo

The Gualcamayo gold mine is located in Argentina in the north-central portion of San Juan Province and has been in continuous operation since 2008. To support long term discovery and growth at Gualcamayo the Yamana exploration team has developed and prioritized 29 areas to explore based on proximity to the mine, favorable geology, geochemistry, geophysics and remote sensing characteristics, size potential and accessibility.

Exploration drilling commenced in late 2015 to discover and develop new oxide ounces amenable to current heap leach processing technology and continued into early 2016 with a budget of US$4 million. Positive results were returned from two areas immediately adjacent to the current open pit. The Cerro Condor target is located along the eastern rim of the QDD Main pit wall and was defined by channel sample results including 60 metres of 2.57 g/t gold and 10 metres of 9.19 g/t gold. The Potenciales target, located along the western flank of the pit wall was defined by numerous channel sample results, including 10 metres of 10.5 g/t gold and 10 metres of 13.28 g/t gold. Given these impressive surface results, a US$3.5 million budget increase was approved in the first quarter for drill testing. Results of these drill programs have been very positive and further drilling is planned for 2016 to expand these new discoveries.

Both of these new discoveries are significant in that they may define new oxide mineral resources and allow for pit wall lay backs to exploit more of the QDD Porfundo resources at depth. An updated Mineral Resource and Mineral Reserve from the new discoveries and QDD Profundo will be completed in the first quarter of 2017.

Stepping 2 kilometres to the northwest of the QDD Main pit, the exploration team conducted follow up infill drilling of the Las Vacas target during the first half of the year yielding positive results such as 10 metres of 2.01 g/t Au in hole 16LVR-052 and 38 metres of 0.86 g/t Au in hole 16LVR-053. The initial results of this program indicate that portions of this near surface oxide deposit will be amenable to the current leaching and gold extraction circuit.

For more information and complete drill results, visit the Yamana website at www.yamana.com and see the press release dated September 6, 2016.

Sandstorm holds a 1.0% net smelter returns (“NSR”) royalty on the Gualcamayo mine.

FROOME ZONE (BLACK FOX) UPDATE

The Froome Zone is located approximately 800 metres west of the operating Black Fox gold mine in Ontario, Canada and following the announcement of positive drilling results in Q1 2016, Primero Mining Corp. (“Primero”) has been evaluating the deposit as a medium term alternative to complement Black Fox ore. Primero is continuing to assess the potential of the Froome Zone and has commenced an internal economic evaluation of the project. An initial mining plan has been developed and preliminary engineering and geotechnical studies have begun with the focus on accessing the ore body via an underground drift from the Black Fox pit, expediting the permitting process and timeline to initial production. Optimization studies will continue in Q3 2016 with the focus on reducing capital cost and de-risking the project. Primero’s regional exploration program is now focused on the discovery of Froome-like gold targets along the mineralized trend.

For more information, visit the Primero website at www.primeromining.com and see the press release dated August 4, 2016.

Sandstorm has a gold stream agreement to purchase 8% of the life of mine gold produced from Black Fox for a per ounce cash payment equal US$524 per ounce. The gold stream area of interest includes the Froome Zone target.

LUNA GOLD ANNOUNCES SENIOR MANAGEMENT CHANGES AND FINANCING

Luna Gold Corp. (“Luna”) has announced management changes in connection with the company’s goals to restart the Aurizona Gold mine located in Maranhão State, Brazil. The new Luna senior management team includes:

•	Christian Milau, CEO and Director – previously CEO and Director of True Gold Mining Inc. (“True Gold”), CFO of Endeavour Mining Corp. (“Endeavour Mining”), and Treasurer of New Gold Inc.;

•	David Laing, COO and Director – previously COO of True Gold, COO of Quintana Resources Capital, EVP of Endeavour Mining, SVP of Endeavour Financial, President of MRDI USA and also roles at Billiton and Bema Gold Corp.;

•	Peter Hardie, CFO – previously CFO of True Gold and VP Finance and CFO of Nevsun Resources Ltd.; and

•	Scott Heffernan, EVP Exploration – previously VP Exploration of True Gold, VP Exploration of Wealth Minerals Ltd. and Exploration Manager (Argentina) of Cardero Resource Corporation.

The new leadership team brings a breadth of skills and experience for the next phase in Luna’s growth and development with the focus being to finalize the Aurizona feasibility study, raise funds for project construction, re-start the Aurizona mine and to build value for Luna shareholders. The new leadership team’s most recent experience was successfully advancing True Gold’s Karma Mine into production in early 2016. The team’s focus was on a successful construction and ramp-up of the Karma Mine in Burkina Faso and the creation of shareholder value, taking the market value of True Gold from approximately C$70 million to over C$300 million at the time of the sale of True Gold to Endeavour Mining in April 2016. Mr. Milau and Mr. Laing were also original executives of Endeavour Mining during a period where Endeavour Mining grew from 80,000 ounces of gold production to over 500,000 ounces of production per year. During this period the two executives were instrumental in completing feasibility studies, mine construction, government and community negotiations and relations, financings, acquisitions as well as integrations of various mines and companies in West Africa.

For more information visit the Luna website at www.lunagold.com and see the press releases dated August 15, 2016 and August 29, 2016.

Sandstorm has a 3% to 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on Luna Greenfields, the 190,073 hectare package of exploration ground adjacent to the Aurizona project. Luna recently announced an exploration agreement with AngloGold Ashanti Limited (“AngloGold”), whereby AngloGold can invest up to US$14 million in exploration to earn a 70% interest in the Luna Greenfields property.

MARIANA REPORTS INCREASED HIGH GRADE GOLD-COPPER RESOURCE AND MAIDEN ZINC RESOURCE AT HOT MADEN

Mariana Resources Ltd. (“Mariana”) announced the results of an updated Mineral Resource estimate for the high grade gold-copper Hot Maden project in north-eastern Turkey (“Hot Maden”). The updated Mineral Resource estimate was based on assay results received for drill holes up to, and including HTD-62 as of June 22, 2016.

The milestones ahead for Hot Maden include continued exploration and infill drilling at the project, the release of a Preliminary Economic Assessment in early October, 2016 and the completion of a Pre-Feasibility Study, expected during the first half of 2017.

For more information and complete resource details visit the Mariana Resources website at www.marianaresources.com and see the press release dated July 25, 2016.

Sandstorm holds a 2.0% NSR royalty on the Hot Maden project.

Columbus Gold Granted Permits Covering Potential Extensions of the Montagne d'Or Gold Deposit – FEASIBILITY STUDY TO BE COMPLETED IN Q1-2017

Columbus Gold Corp. ("Columbus") has received two exploration permits along strike of the east and west extensions of Columbus’ Montagne d'Or gold deposit, covering a total surface area of 54.8 km2. The permits were granted on July 6, 2016 by decree of the French Minister of Economy.

The Montagne d'Or deposit hosts pit-confined Indicated mineral resources of 83.2 million tonnes grading 1.45 g/t gold (3.9 million ounces) and Inferred mineral resources of 22.4 million tonnes grading 1.55 g/t gold (1.1 million ounces). The resources have been drilled to within 250 meters of the western boundary of the concession hosting the deposit and to within 600 meters of the eastern boundary. The newly granted exploration permits provide Columbus with undrilled potential where gold-soil anomalies extend for up to 2.0 kilometres to the west and 2.7 kilometres to the east of the deposit. Only two holes have ever been drilled within the areas covered by the new exploration permits; one of those holes, drilled 750 meters east of the deposit, intercepted 31.94 g/t gold over 3.5 meters. The following map illustrates the expansion potential: www.columbusgoldcorp.com/i/nr/2016-07-27-map.pdf. Resources are calculated using a 0.4 g/t Au COG as described in Technical Report dated April 11, 2015 (SRK/QP: B. Stryhas, E. Olin).

A first phase exploration program on the new permits will be implemented in September 2016 and a Feasibility Study on the Montagne d’Or gold deposit will be completed in Q1, 2017. For more information visit the Columbus website at www.columbusgoldcorp.com and see the press release dated July 27, 2016 and October 16, 2015.

Sandstorm holds a 1% NSR royalty on the Paul Isnard gold project which hosts the Montagne d'Or gold deposit.

RISE IN GOLD PRICE LEADS TO INCREASE IN FINANCING ACTIVITY AMONG SANDSTORM PARTNERS

With the price of gold up over 20% so far in 2016, access to capital has significantly improved in the mining sector. Several of Sandstorm’s stream and royalty partners have been the beneficiaries of the improved markets and have been able to complete financings that will allow them to develop mines and explore their properties. Examples of recent financings among Sandstorm partners are listed below:

Project	Company	Recent Financing	Sandstorm Royalty
Hugo North Extension	Turquoise Hill Resources	US$4.4 billion	5.26% Au, 4.26% Ag, 0.42% Cu
Coringa	Anfield Gold	C$32.0 million	2.5% NSR
Bomboré	Orezone Gold	C$26.45 million	0.45% NSR
Prairie Creek	Canadian Zinc	C$10.2 million	1.2% NSR
Aurizona	Luna Gold	C$12.0 million	3%-5% NSR
Cadillac Break	Alexandria Minerals	C$5.1 million	1.0% NSR
Los Verdes	Minera Alamos	C$4.0 million	2.0% NSR

QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 131 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178